Exhibit 99.(d)(1)

EXECUTION COPY

TENDER OFFER AGREEMENT

dated as of

June 8, 2009

among

HURRAY! HOLDING CO., LTD.,

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

and

SHANDA MUSIC GROUP LIMITED

i

ii

Article 9
MISCELLANEOUS

Section 9.01. Notices	47
Section 9.02. Survival of Representations and Warranties	49
Section 9.03. Amendments and Waivers	49
Section 9.04. Expenses	49
Section 9.05. Disclosure Schedule	50
Section 9.06. Binding Effect; Benefit; Assignment	51
Section 9.07. Governing Law	51
Section 9.08. Jurisdiction	51
Section 9.09. Counterparts; Effectiveness	52
Section 9.10. Entire Agreement	52
Section 9.11. Severability	52
Section 9.12. No Specific Performance	52

Disclosure Schedules

Exhibit A Form of PRC Legal Opinion
Exhibit B Form of Cayman Legal Opinion
Exhibit C Form of VIE Share Transfer Agreement

iii

TENDER OFFER AGREEMENT

TENDER OFFER AGREEMENT (this “Agreement”) dated as of June 8, 2009, among Hurray! Holding Co., Ltd., a company incorporated and existing under the laws of the Cayman Islands (the “Company”), Shanda Interactive Entertainment Limited, a company incorporated and existing under the laws of the Cayman Islands (“Parent”), and Shanda Music Group Limited, a company incorporated and existing under the laws of the British Virgin Islands and a wholly-owned subsidiary of Parent (“Purchaser”).

W I T N E S S E T H :

WHEREAS, on the terms and subject to the conditions set forth herein, Parent will cause Purchaser to commence a tender offer (as it may be amended from time to time as permitted by this Agreement, the “Offer”) to purchase 1,155,045,300 (the “Offer Size”) ordinary shares, par value US$0.00005 per share, of the Company (the “Shares”), including the Shares represented by the American Depositary Shares of the Company (the “ADSs”), each ADS representing 100 Shares, which Offer Size will constitute approximately 51% of the issued and outstanding Shares as of the Closing Date (as defined below) on a Fully-Diluted (as defined below) basis, at a price of US$0.04 per Share (the “Offer Price”), payable net to the seller in cash, without interest, subject to any withholding of Taxes required by Applicable Law (as defined below);

WHEREAS, the board of directors of the Company (the “Company Board”) has, on the terms and subject to the conditions set forth herein, unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer, are in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer, and (iii) recommended that the Company’s shareholders accept the Offer and tender their Shares to Purchaser in the Offer (the “Company Board Recommendation”);

WHEREAS, Parent, Purchaser and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and also to prescribe various conditions to the Offer; and

WHEREAS, the board of directors of Purchaser has, upon the terms and subject to the conditions set forth herein, unanimously (i) determined that the transactions contemplated hereby, including the Offer, are in the best interests of Purchaser and its shareholders, and (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer;

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, the parties hereto agree as follows:

ARTICLE 1
DEFINITIONS

Section 1.01.  Definitions.  (a) As used herein, the following terms have the following meanings:

“Acquisition Proposal” means, other than the transactions contemplated by this Agreement, any Third-Party offer or proposal relating to, or any Third-Party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 10% or more of the consolidated assets of the Company and its Subsidiaries or 10% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such Third Party’s beneficially owning 10% or more of any class of equity or voting securities of the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company, or (iii) a merger, consolidation, share exchange, business combination, sale of all or substantially all the assets, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10% or more of the consolidated assets of the Company.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly, through one or more intermediaries, Controlling, Controlled by or under common Control with such Person, provided that no securityholder of the Company shall be deemed an Affiliate of any other securityholder solely by reason of any investment in the Company.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign national, federal, provincial, state or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended, modified or supplemented unless expressly specified otherwise.

“Assets and Properties” of any Person means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, and wherever situated), including the goodwill related thereto, operated, owned or leased by such Person.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York or Beijing, the PRC are authorized or required by Applicable Law to close.

“Cayman Law” means The Companies Law (2007 Revision) of the Cayman Islands, as amended from time to time, and the common law in the Cayman Islands to the extent it is not inconsistent with the statutory requirements in the Cayman Islands.

“Closing Date” means the date on which the Offer is consummated pursuant to this Agreement.

“Company Disclosure Schedule”  means the disclosure schedule dated the date hereof regarding this Agreement that has been provided by the Company to Parent and Purchaser.

“Company Management Accounts” means the consolidated management accounts of the Company for the fiscal year ended on December 31, 2008 and as of December 31, 2008 and the footnotes thereto provided by the Company to Parent and Purchaser on the date hereof (set forth on pages F-1 to F-36 of the Draft Company 20-F).

“Company Material Adverse Effect” means a material adverse effect on the financial condition, business or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any effect resulting from (A) changes in the financial or securities markets or general economic or political or regulatory conditions, to the extent such changes do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the PRC in the same industries in which the Company or any of its Subsidiaries operates, (B) changes (including changes of Applicable Law) or conditions generally affecting the industries in which the Company and its Subsidiaries operate, to the extent such changes or conditions do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the PRC in the same industries in which the Company or any of its Subsidiaries operates, (C) acts of war, sabotage or terrorism or natural disasters or other force majeure events to the extent such events do not adversely affect the Company and its Subsidiaries in a disproportionate manner relative to other participants in the PRC in the same industries in which the Company or any of its Subsidiaries operates, (D) any loss or departure of officers or other employees of the Company or any of its Subsidiaries arising from or in connection with the announcement of the execution of this Agreement or the pendency or consummation of the Offer except to the extent such loss or departure causes the termination, material reduction (or potential material reduction) or any other material negative development (or potential material negative development) in the relationships between the Company or any of its Subsidiaries and any of their respective customers, suppliers, distributors or other business partners, (E) compliance with the terms of, or the taking of any action required by, this Agreement, or the failure to take any action prohibited by this Agreement, (F) any action taken, or failure to take action, in each case which Parent has expressly consented or requested, (G) any changes in U.S. GAAP (or the interpretation thereof), (H) any change in the price or the trading volume of the ADSs, in and of itself (it being understood, however, that the underlying cause of or causes of such changes may nonetheless be deemed to have a material adverse effect on the Company and its Subsidiaries), or (I) any failure by the Company to meet any published analyst estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by the Company to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (it being understood, however, that the underlying cause of or causes of such failures may nonetheless be deemed to have a material adverse effect on the Company and its Subsidiaries).

“Contract” means any agreement, lease, license, evidence of indebtedness, mortgage, indenture, security agreement or other contract.

“Control” (including, with correlative meanings, the terms “Controlling”, “Controlled by” and “under common Control with”), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise.

“Draft Company 20-F” means the draft annual report of the Company on Form 20-F for the fiscal year ended December 31, 2008 provided by the Company to Parent and Purchaser on the date hereof.

“Employee Plans” means, collectively, each employee benefit plan, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries and covers any employee or former employee of the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has any liability.

“Environmental Laws” means any Applicable Laws relating to human health and safety, the environment or release of hazardous substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating to, the business of the Company or any of its Subsidiaries as currently conducted.

“Fully-Diluted” means, with respect to any class of Company Securities, all outstanding shares of such class and all shares issuable in respect of securities convertible into or exchangeable for shares of such class, all options, warrants and other rights to purchase or subscribe for such Company Securities or securities convertible into or exchangeable for such Company Securities.

“Government Official” shall be broadly defined to include any (i) officer or employee at any level of the government of the PRC or any other country (including its political subdivisions), or any department, agency, or instrumentality thereof, or of a public international organization, or any natural person acting in an official capacity for or on behalf of any such government or department, agency or instrumentality or any such public international organization; (ii) any candidate for political office; or (iii) any person who holds or held a prominent public position in the PRC or any other country (including its political subdivisions), including head of state, senior government, judicial or military official, official of a political party, candidate for political office, or senior executive of a state-owned enterprise of national importance.

“Governmental Authority” means any transnational, domestic or foreign national, federal, provincial, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof.

“Intellectual Property” means (i) trademarks, service marks, brand names, certification marks, trade dress, domain names and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application, (ii) inventions and discoveries, whether patentable or not, in any jurisdiction, patents, applications for patents (including divisions, continuations, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction, (iii) Trade Secrets, (iv) writings and other works, whether copyrightable or not, in any jurisdiction, and any and all copyrights, whether registered or not, and registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof, (v) moral rights, database rights, design rights, industrial property rights, publicity rights and privacy rights, (vi) Software and (vii) any similar intellectual property or proprietary rights.

“IT Assets” means computers, computer software, firmware, middleware, servers, workstations, routers, hubs, switches, data communication lines and all other information technology equipment, and all associated documentation owned by the Company or its Subsidiaries or licensed or leased by the Company or its Subsidiaries pursuant to written agreement (excluding any public networks).

“knowledge” of any Person that is not an individual means the actual knowledge of such Person’s senior executive officers after due inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset.  For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“1934 Act” means the Securities Exchange Act of 1934 of the U.S., as amended.

“1933 Act” means the Securities Act of 1933 of the U.S., as amended.

“Person” means an individual, company, corporation, partnership, limited liability company, association, trust or other entity or organization, including a government or political subdivision or an agency or instrumentality thereof.

“PRC” means the People’s Republic of China excluding, for the purposes of this Agreement only, the Hong Kong Special Administrative Region, the Macau Special Administrative Region and Taiwan.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002 of the U.S.

“SEC” means the Securities and Exchange Commission of the U.S.

“Software” means computer software (whether in source code or object code form).

“Subsidiary” means, with respect to any Person, any entity (i) of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person or (ii) directly or indirectly Controlled by such Person; provided for the purposes of this Agreement, Beijing New Run Entertainment Development Co., Ltd. shall be deemed a Subsidiary of the Company.

“Third Party” means any Person, including as defined in Section 13(d) of the 1934 Act, other than Parent or any of its Affiliates.

“Trade Secrets” means trade secrets and confidential information (including all source code for any Software owned or distributed by the Company or any of its Subsidiaries) and rights in any jurisdiction to limit the use or disclosure thereof by any Person.

“U.S.” means the United States of America.

“U.S. GAAP” means generally accepted accounting principles in the U.S.

“US$” or “US Dollars” means the U.S. dollars, the legal currency of the U.S.

“VIEs” means the Subsidiaries of the Company set forth in Section 3.06(a)(1)of the Company Disclosure Schedule.

(b)           Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Acceptance Date	2.01
ADS	Recitals
Adverse Recommendation Change	5.03
Agreement	Preamble
Company	Preamble
Company Board	Recitals
Company Board Recommendation	Recitals
Company Charter	3.04
Company Disclosure Documents	3.09
Company Related Person	8.02
Company SEC Documents	3.07
Company Securities	3.05
Company Stock Option	5.01(c)
Company Subsidiary Securities	3.06
Company 20-F	7.01
Compensation Arrangement	3.18(g)
Compensation Arrangement Approvals	3.18(g)
Compensation Committee	3.18(g)
Confidentiality Agreement	5.02
e-mail	9.01
Employment Contracts	3.18
End Date	8.01
Form Employment Contracts	3.18
Indemnified Person	6.06(a)
Lease	3.15
Material Contract	3.20
NASDAQ	2.03
Non-Music Companies	3.18
Offer	Recitals
Offer Commencement Date	2.01
Offer Conditions	2.01
Offer Documents	2.01
Offer Price	Recitals
Offer Size	Recitals
Parent	Preamble
Parent Related Person	8.02
Provision Policies	3.25

Purchaser	Preamble
Representatives	5.03
Reverse Termination Fee	9.04
Schedule TO	2.01
Schedule 14D-9	2.02
Shares	Recitals
Superior Proposal	5.03
Tax	3.17
Taxing Authority	3.17
Tax Return	3.17
Tax Sharing Agreements	3.17
Termination Fee	9.04
2008 Audited Financial Statements	7.01

Section 1.02.  Other Definitional and Interpretative Provisions.  The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof.  References to Articles, Sections, Exhibits, Annexes and Schedules are to Articles, Sections, Exhibits, Annexes and Schedules of this Agreement unless otherwise specified.  All Exhibits, Annexes and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein.  Any capitalized terms used in any Exhibit, Annex or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.  Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular.  Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import.  “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form.  References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder.  References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.  References to any Person include the successors and permitted assigns of that Person.  References from or through any date mean, unless otherwise specified, from and including or through and including, respectively.  References to “law”, “laws” or to a particular statute or law shall be deemed also to include any Applicable Law.  References to “Share” or “Shares” shall be deemed to include any Share represented by any ADS.

ARTICLE 2
THE OFFER

Section 2.01.  The Offer.  (a) Provided that this Agreement shall not have been terminated in accordance with Section 8.01, as promptly as practicable after the date hereof, but in no event later than seven (7) Business Days following the date of this Agreement, Purchaser shall commence (within the meaning of Rule 14d-2 under the 1934 Act) the Offer, at a per-Share price equal to the Offer Price.  Purchaser’s obligation to commence the Offer shall be subject only to the condition that none of the events set forth in Sections 7.01(b)(i) through 7.01(b)(vi), 7.01(b)(ix), 7.01(b)(xii) and 7.01(b)(xiv) (disregarding the words “and continuing at the time of the expiration of the Offer” in the lead-in phrase in Section 7.01(b)) has occurred and is continuing, unless waived by Purchaser.  The consummation of the Offer shall be subject only to the conditions set forth in Article 7 (the “Offer Conditions”).  The date on which Purchaser commences the Offer is referred to as the “Offer Commencement Date”.

(b)        Purchaser expressly reserves the right to waive any of the Offer Conditions and to make any change to the terms of or conditions to the Offer; provided that, without the prior written consent of the Company, Purchaser shall not:

(i)            decrease the Offer Price;

(ii)           change the form of consideration to be paid in the Offer;

(iii)          decrease the Offer Size;

(iv)          except as provided in Section 2.01(c) or required by Applicable Law, extend or otherwise change the expiration date of the Offer;

(v)           impose conditions to the Offer in addition to those set forth in Article 7; or

(vi)          amend the terms and conditions of the Offer in a manner materially adverse to the holders of the Shares.

(c)        Unless extended as provided in this Agreement, the Offer shall expire on the date that is twenty (20) “business days” (as defined in Rule 14d-1(g)(3) under the 1934 Act and calculated as set forth therein) after the Offer Commencement Date.  Notwithstanding the foregoing, without the consent of the Company, Purchaser shall have the right to extend the Offer, in its sole discretion, (i) from time to time if, at the scheduled or extended expiration date of the Offer, any of the Offer Conditions shall not have been satisfied or waived, until such Offer Conditions are satisfied or waived, provided that except with the consent of the Company, Purchaser shall not extend the Offer beyond the End Date, and (ii) for any period required by any rule, regulation, interpretation or position of the

SEC or the staff thereof applicable to the Offer or any period otherwise required by Applicable Law.  The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Agreement), unless this Agreement is validly terminated in accordance with Article 8.

(d)        Subject to the terms and conditions set forth in this Agreement and to the satisfaction or waiver of the Offer Conditions, Purchaser shall, and Parent shall cause it to, accept for payment and pay for, as promptly as practicable after the expiration of the Offer (as it may be extended in accordance with Section 2.01(c)), all Shares validly tendered and not properly withdrawn pursuant to the Offer (the date on which Shares are accepted for payment under the Offer, the “Acceptance Date”), provided that the aggregate number of Shares that Purchaser shall be obliged to accept for payment and pay for shall not exceed the Offer Size.

(e)        If the number of Shares that are validly tendered on or prior to the expiration of the Offer (as it may be extended in accordance with Section 2.01(c)) and not properly withdrawn exceeds the Offer Size, the number of Shares that Purchaser shall accept and pay for from each shareholder of the Company who has tendered Shares in the Offer shall be the number of Shares tendered and not properly withdrawn by such shareholder pursuant to the Offer reduced by an amount equal to the product of (x) the number of Shares representing the difference between the number of Shares that are validly tendered on or prior to the expiration of the Offer (as it may be extended in accordance with Section 2.01(c)) and not properly withdrawn and the Offer Size, and (y) the quotient of (A) the number of Shares tendered by such shareholder of the Company and not properly withdrawn as of the expiration of the Offer (as it may be extended in accordance with Section 2.01(c)), divided by (B) the aggregate number of Shares tendered by all shareholders of the Company and not properly withdrawn as of the expiration of the Offer (as it may be extended in accordance with Section 2.01(c)).

(f)         Purchaser shall be entitled to deduct and withhold from the relevant Offer Price for any of the Shares acquired in the Offer, such amounts that Purchaser is required to deduct and withhold with respect to the making of such payment under any provision of Applicable Law, including with respect to share transfer Taxes payable by the seller.  To the extent that amounts are so withheld by Purchaser, such amounts shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by Purchaser.

(g)        As soon as practicable on the Offer Commencement Date, Parent and Purchaser shall (i) file with the SEC a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that shall include the summary term sheet required thereby and, as exhibits, the Offer to Purchase and a form of letter of transmittal and summary advertisement (collectively, together with any amendments or supplements thereto, the “Offer Documents”) and (ii) cause the Offer Documents to be disseminated to holders of Shares to the extent required by applicable U.S. federal securities laws.  Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule TO and the Offer Documents if and to the extent that such information shall have become (or shall have become known to be) false or misleading in any material respect or as otherwise required by Applicable Law.  Parent and Purchaser shall cause the Schedule TO as so corrected to be filed with the SEC and the Offer Documents as so corrected to be disseminated to holders of Shares, in each case to the extent required by applicable U.S. federal securities laws.  The Company and its counsel shall be given a reasonable opportunity to review and comment on the Schedule TO and the Offer Documents each time before any such document is filed with the SEC, and Parent and Purchaser shall give reasonable and good faith consideration to any comments made by the Company and its counsel.  Parent and Purchaser shall provide the Company and its counsel with (i) any comments or other communications, whether written or oral, that Parent, Purchaser or their counsel may receive from time to time from the SEC or its staff with respect to the Schedule TO or Offer Documents, promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the response of Parent and Purchaser to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with Parent and Purchaser or their counsel in any discussions or meetings with the SEC.

Section 2.02.  Company Action.  (a) The Company hereby consents to the Offer and represents that the Company Board, at a meeting duly called and held, has unanimously (i) determined that this Agreement and the transactions contemplated hereby, including the Offer, are in the best interests of the Company and its shareholders, (ii) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Offer, in accordance with the requirements of the Cayman Law and the current Company Charter and (iii) resolved, subject to Section 5.03(b), to recommend acceptance of the Offer by its shareholders.  The Company shall promptly furnish or cause to be furnished to Parent with the most recent list of its shareholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in share depositories, in each case true and correct as of the date on which such lists, labels or file is furnished, and shall provide to Parent such additional information (including updated lists of shareholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in communicating the Offer to the holders of the Shares.  The Company represents that it has obtained all necessary consents to include in its entirety the fairness opinion of Nomura International (Hong Kong) Limited, financial advisor to the Company, in a Solicitation/Recommendation Statement on Schedule 14D-9 (together with any amendments or supplements thereto, the “Schedule 14D-9”)

and the Schedule 14D-9 shall include such fairness opinion in its entirety and a description of such fairness opinion.

(b)        As soon as practicable on the Offer Commencement Date, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable U.S. federal securities laws, the Schedule 14D-9 that, subject to Section 5.03(b), shall reflect the Company Board Recommendation.  Each of the Company, Parent and Purchaser agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that it shall have become (or shall have become known to be) false or misleading in any material respect or as otherwise required by Applicable Law.  The Company shall cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case to the extent required by applicable U.S. federal securities laws.  Parent, Purchaser and their counsel shall be given a reasonable opportunity to review and comment on the Schedule 14D-9 each time before it is filed with the SEC, and the Company shall give reasonable and good faith consideration to any comments made by Parent, Purchaser and their counsel.  The Company shall provide Parent, Purchaser and their counsel with (i) any comments or other communications, whether written or oral, that the Company or its counsel may receive from time to time from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of those comments or other communications and (ii) a reasonable opportunity to participate in the Company’s response to those comments and to provide comments on that response (to which reasonable and good faith consideration shall be given), including by participating with the Company or its counsel in any discussions or meetings with the SEC.

Section 2.03.  Directors.  Effective upon the Acceptance Date, Parent shall be entitled to designate a majority of the members of the Company Board, and the Company shall take all reasonable action necessary to cause Parent’s designees to be elected or appointed to the Company Board in such class of directors as determined by Parent roughly as proportionate as practicable to the Company Board’s current classification, including by seeking and accepting resignations of incumbent directors, provided that each such designee is qualified to be a director under Applicable Laws and rules and regulations of NASDAQ Stock Market (“NASDAQ”).  At such time, subject to requirements by the Applicable Laws and the rules and regulations of NASDAQ, the Company shall also cause individuals designated by Parent to constitute a majority of the members of (A) each committee of the Company Board and (B) as requested by Parent, each board of directors of each Subsidiary of the Company (and each committee thereof).

ARTICLE 3
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in the Company SEC Documents publicly filed or furnished before the date of this Agreement to the extent the qualifying nature of such disclosure is readily apparent on its face, but excluding any disclosure in such Company SEC Documents that is predictive, cautionary or forward-looking in nature (it being understood and agreed that facts underlying any such predictive, cautionary or forward-looking statements shall not be excluded to the extent those facts are stated in the Company SEC Documents and in existence on the date of the Company SEC Documents), and subject to Section 9.05, except as described in the Company Disclosure Schedule, the Company represents and warrants to Parent that:

Section 3.01.  Corporate Existence and Power.  The Company is a company duly incorporated, validly existing and in good standing under the laws of the Cayman Islands and has all requisite corporate power and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.02.  Corporate Authorization.  (a) The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby are within the Company’s corporate power and have been duly authorized by all necessary corporate action on the part of the Company.  This Agreement has been duly executed and delivered by the Company and assuming due authorization, execution and delivery of this Agreement by the other parties hereto, constitutes a valid and binding agreement of the Company enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

(b)        At a meeting duly called and held, the Company Board has made the Company Board Recommendation and the Company Board Recommendation has not been amended or revised as of the date hereof.

Section 3.03.  Governmental Authorization.  The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no consent or approval by or in respect of, or filing with, any Governmental Authority, other than compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other applicable U.S. federal securities laws (including the rules and regulations of NASDAQ).

Section 3.04.  Non-contravention.  (i) The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of the Company (the “Company Charter”); (ii) assuming compliance with the matters referred to in Section 3.03, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby do not and will not contravene, conflict with or result in a violation or breach of any provision of any Applicable Law; (iii) the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not require any consent or approval by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company or any of its Subsidiaries is entitled under any provision of any agreement or other instrument binding upon the Company or any of its Subsidiaries or any license, franchise, permit, certificate, approval or other similar authorization affecting, or relating in any way to, the assets or business of the Company and its Subsidiaries; and (iv) the execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not result in the creation or imposition of any Lien on any asset of the Company or any of its Subsidiaries, with only such exceptions, in the case of each of clauses (ii) through (iv), as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.05.  Capitalization.  (a) The authorized share capital of the Company consists solely of 5,000,000,000 Shares.  As of May 29, 2009, there were outstanding 2,207,291,040 Shares, of which 1,941,057,900 Shares were represented by ADSs, rights to purchase an aggregate of 103,328 ADSs (none of which were exercisable), and employee stock options to purchase an aggregate of 471,707 ADSs (all of which were exercisable).  All outstanding Shares have been, and all Shares that may be issued pursuant to any employee stock option or other compensation plan or arrangement will be, when issued in accordance with the respective terms thereof, duly authorized and validly issued, fully paid and nonassessable and free of preemptive rights.  Section 3.05 of the Company Disclosure Schedule contains (i) a complete and correct list of each outstanding employee stock option and other right to purchase Shares, including the holder, date of grant, exercise price, vesting schedule and number of Shares subject thereto and (ii) a complete and correct list of the Company Securities that the Company or any of its Subsidiaries is authorized to issue as of the date hereof under any Employee Plan (not including Company Securities issued or issuable upon exercise of Company Stock Options that have been granted as of the date hereof).

(b)        There are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which shareholders of the Company may vote.  Except as set forth in this Section 3.05 and for changes since May 29, 2009 resulting from the exercise of rights and employee stock options outstanding on such date, as of the date hereof, there are no issued, reserved for issuance or outstanding (i) shares of capital stock of or other voting securities of or ownership interests in the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other voting securities of or ownership interests in the Company, (iii) warrants, calls, options or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock or other voting securities or ownership interests in or any securities convertible into or exchangeable for capital stock or other voting securities or ownership interests in the Company or (iv) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or voting securities of the Company, in each case issued by the Company (the items in clauses (i) through (iv) being referred to collectively as the “Company Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Securities.  Neither the Company nor any of its Subsidiaries is a party to any voting agreement with respect to the voting of any Company Securities.

Section 3.06.  Subsidiaries.  (a) Section 3.06(a) of the Company Disclosure Schedule lists for each Subsidiary of the Company its jurisdiction of organization or formation, the amount of its authorized capital stock or its equivalent, the amount of its outstanding capital stock or its equivalent, and the record owners of such outstanding capital stock or its equivalent.  Each Subsidiary of the Company has been duly organized or formed, is validly existing and (where applicable) in good standing under the laws of its jurisdiction of organization or formation, and has all organizational power and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted and to own, use and lease its Assets and Properties, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Each such Subsidiary is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where failure to be so qualified would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, all of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, free and clear of any Lien and free of any other limitation or restriction (including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other voting securities or ownership interests).  Except as set forth in Section 3.06(b) of the Company Disclosure Schedule, there are no issued, reserved for issuance or outstanding (i) securities of the Company or any of its Subsidiaries convertible into, or exchangeable for, shares of capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, (ii) warrants, calls, options or other rights to acquire from the Company or any of its Subsidiaries, or other obligations of the Company or any of its Subsidiaries to issue, any capital stock or other voting securities of, or ownership interests in, or any securities convertible into, or exchangeable for, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company or (iii) restricted shares, stock appreciation rights, performance units, contingent value rights, “phantom” stock or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any capital stock or other voting securities of, or ownership interests in, any Subsidiary of the Company, in each case issued by the Company or any Subsidiary of the Company (the items in clauses (i) through (iii) being referred to collectively as the “Company Subsidiary Securities”).  There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any of the Company Subsidiary Securities.  Except for the capital stock or other voting securities of, or ownership interests in, its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other voting securities of, or ownership interests in, any Person.

(c)        Except as set forth in Section 3.06(c) of the Company Disclosure Schedule, no Subsidiary of the Company is a party to any agreement that grants any third party (including any other Subsidiaries of the Company) any rights with respect to the corporate governance or the profits (or a portion thereof) of such Subsidiary, including inter-company agreements, silent partnership agreements and similar agreements.

Section 3.07.  SEC Filings and the Sarbanes-Oxley Act.  (a) The Company has filed with or furnished to the SEC, and made available to Parent, all reports, schedules, forms, statements, prospectuses, registration statements and other documents required to be filed or furnished by the Company since January 12, 2005 (collectively, together with any exhibits and schedules thereto and other information incorporated therein, the “Company SEC Documents”).

(b)        As of its filing date (and as of the date of any amendment) (in each case after giving effect to any amendments filed prior to the date of this Agreement), each Company SEC Document complied, and each Company SEC Document filed subsequent to the date hereof will comply, as to form in all material respects with the applicable requirements of the 1933 Act and the 1934 Act, as the case may be.

(c)        As of its filing date (or, if amended or superseded by a filing prior to the date hereof, on the date of such filing), each Company SEC Document filed pursuant to the 1934 Act did not, and each Company SEC Document filed subsequent to the date hereof will not, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading.

(d)        Each Company SEC Document that is a registration statement, as amended or supplemented, if applicable, filed pursuant to the 1933 Act, as of the date such registration statement or amendment became effective, did not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading.

(e)        The Company has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the 1934 Act).  Such disclosure controls and procedures are designed to ensure that material information relating to the Company, including its consolidated Subsidiaries, is made known to the Company’s principal executive officer and its principal financial officer by others within those entities, particularly during the periods in which the periodic reports required under the 1934 Act are being prepared.  Such disclosure controls and procedures are effective in timely alerting the Company’s principal executive officer and principal financial officer to material information required to be included in the Company’s periodic and current reports required under the 1934 Act.  For purposes of this Agreement, “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act.

(f)         Except as set forth in Section 3.07 of the Company Disclosure Schedule, the Company and its Subsidiaries have established and maintain a system of internal controls over financial reporting (as defined in Rule 13a-15 under the 1934 Act) designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting and the preparation of Company financial statements for external purposes in accordance with U.S. GAAP.  The Company has disclosed, based on its most recent evaluation of internal controls prior to the date hereof, to the Company’s auditors and audit committee (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.

(g)        There are no outstanding loans or other extensions of credit made by the Company or any of its Subsidiaries to any executive officer (as defined in Rule 3b-7 under the 1934 Act) or director of the Company.  The Company has not, since the enactment of the Sarbanes-Oxley Act, taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.

(h)        The Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of the NASDAQ Global Market.

(i)         Each of the principal executive officer and principal financial officer of the Company (or each former principal executive officer and principal financial officer of the Company, as applicable) has made all certifications as required by Rule 13a-14 and 15d-14 under the 1934 Act and Sections 302 and 906 of the Sarbanes-Oxley Act and any related rules and regulations promulgated by the SEC and NASDAQ and the statements contained in any such certifications were true and correct when made.  To the Company’s knowledge, there has not been any event, occurrence, development or state of circumstances or facts since the date of any such certification that has rendered such certification not true or correct.

(j)         Except as set forth in Section 3.07(j) of the Company Disclosure Schedule, there has been no transaction, or series of similar transactions, agreements, arrangements or understandings, nor is there any proposed transaction as of the date of this Agreement, or series of similar transactions, agreements, arrangements or understandings to which the Company or any of its Subsidiaries was or is to be a party, that would be required to be disclosed under Item 404 of Regulation S-K promulgated under the 1934 Act.

Section 3.08.  Financial Statements.  The audited consolidated financial statements and unaudited consolidated interim financial statements of the Company included or incorporated by reference in the Company SEC Documents and the Company Management Accounts fairly present in all material respects, in conformity with U.S. GAAP applied on a consistent basis (except as may be indicated in the notes thereto and except for any non-GAAP financial measures as may be permitted by the SEC on Form 20-F or Form 6-K with respect to the disclosure of quarterly unaudited financial statements or any successor form under the 1934 Act), the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and their consolidated results of operations and cash flows for the periods then ended (subject to normal year-end audit adjustments in the case of any unaudited interim financial statements).

Section 3.09.  Disclosure Documents.  (a) Each document required to be filed by the Company with the SEC or required to be distributed or otherwise disseminated by the Company to the Company’s shareholders in connection with the transactions contemplated by this Agreement (the “Company Disclosure Documents”), including the Schedule 14D-9, and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the 1934 Act.

(b)        Any Company Disclosure Document, at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(c)        The information with respect to the Company or any of its Subsidiaries that the Company supplies to Parent specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO or any amendment or supplement thereto, at the time of any distribution or dissemination of the Offer Documents and at the Closing Date, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(d)        The representations and warranties contained in this Section 3.09 will not apply to statements or omissions included or incorporated by reference in the Company Disclosure Documents, the Schedule TO and the Offer Documents based upon information supplied by Parent or Purchaser or any of their representatives or advisors specifically for use or incorporation by reference therein.

Section 3.10.  Books and Records.  The Company has made available to Parent and Purchaser prior to the execution of this Agreement complete and true copies of the organizational documents of each of the Company and its Subsidiaries.  Except as set forth in Section 3.10 of the Company Disclosure Schedule, the minute books and other similar records of each of the Company and its Subsidiaries as made available to Parent prior to the execution of this Agreement contain a true and complete record, in all material respects, of all actions taken at all meetings and by written consents in lieu of meetings of the shareholders, the boards of directors and committees of the boards of directors of the Company and each of its Subsidiaries between the later of January 12, 2005 and, with respect to a Subsidiary of the Company, the date when such Subsidiary was acquired by the Company and the date hereof as required by Applicable Laws.  The shareholders register of each of the Company and its Subsidiaries as made available to Parent prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement of the share capital of the Company and each of its Subsidiaries as required by applicable Laws.

Section 3.11.  Absence of Certain Changes.  (a) Since December 31, 2008, the business of the Company and its Subsidiaries has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b)        Except as set forth in Section 3.11(b) of the Company Disclosure Schedule, from December 31, 2008 until the date hereof, there has not been any action taken by the Company or any of its Subsidiaries that, if taken during the period from the date of this Agreement through the Acceptance Date without Parent’s consent, would constitute a breach of Section 5.01.

Section 3.12.  No Undisclosed Material Liabilities.  Except as set forth in Section 3.12 of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature, whether accrued, contingent, absolute, determined, determinable or otherwise, and there is no existing condition, situation or set of circumstances that would reasonably be expected to result in such a liability or obligation, other than: (i) liabilities or obligations disclosed and provided for in the balance sheet contained in the Company Management Accounts or incurred under this Agreement or in connection with the transactions contemplated hereby; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice since December 31, 2008; and (iii) liabilities or obligations that would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.13.  Compliance with Laws and Court Orders.  (a) The Company and each of its Subsidiaries is and since January 12, 2005, has been in compliance with, and to the knowledge of the Company is not under investigation with respect to and has not been threatened to be charged with or given notice of any violation of, any Applicable Law, except for failures to comply or violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  There is no judgment, decree, injunction, rule or order of any arbitrator or Governmental Authority outstanding against the Company or any of its Subsidiaries that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or that in any manner seeks to prevent, enjoin, alter or materially delay the Offer or any of the other transactions contemplated hereby.

(b)        (i) None of the Company, any of its Subsidiaries, or any of the directors, employees or agents of the Company or any of its Subsidiaries has made any offer, payment, promise to pay, or authorization of the payment of any money, or offer, gift, promise to give, or authorization of the giving of anything of value to any Government Official or political party for purposes of influencing any act or decision of such official or party in his or its official capacity, in order to obtain or retain business or secure any improper advantage.

(ii)           None of the Company Securities (excluding any publicly traded Company Securities held by any shareholder who beneficially holds less than 5% of the outstanding Shares as of the date hereof) or Company Subsidiaries Securities are, to the Company’s knowledge, beneficially or legally owned or held by any Government Official who is in a position to award or influence decisions favorable to the Company or any of its Subsidiaries or by any close family member of, or any entity directly or indirectly owned by, such a Person.  To the Company’s knowledge, none of the officers or directors of the Company or any of its Subsidiaries is a Government Official (or close family member of a Government Official) who is in a position to award or influence decisions favorable to the Company or any of its Subsidiaries.

Section 3.14.  Litigation.  Except as set forth in Section 3.14 of the Company Disclosure Schedule, there is no action, suit, investigation or proceeding pending against, or, to the knowledge of the Company, threatened against or affecting, the Company, any of its Subsidiaries, any present officer, director or employee of the Company or any of its Subsidiaries or any of their respective properties before (or, in the case of threatened actions, suits, investigations or proceedings, would be before) or by any Governmental Authority or arbitrator, that, if determined adversely to such party, would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.15.  Properties.  (a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and its Subsidiaries have good title to, or valid leasehold interests in, all property and assets reflected on the balance sheet contained in the Company Management Accounts or acquired after December 31, 2008, except as have been disposed of since December 31, 2008 in the ordinary course of business consistent with past practice.

(b)        Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each lease, sublease or license (each, a “Lease”) under which the Company or any of its Subsidiaries leases, subleases or licenses any real property is valid and in full force and effect and (ii) neither the Company nor any of its Subsidiaries has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Lease, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Lease.

Section 3.16.  Intellectual Property.  Section 3.16(1) of the Company Disclosure Schedule sets forth a complete and correct list of all material registrations and applications for registration of any Intellectual Property owned by the Company or any of its Subsidiaries.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect or as set forth in Section 3.16(2) and Section 3.16(3) of the Company Disclosure Schedule: (i) the Company and each of its Subsidiaries owns, or is licensed to use or distribute, as applicable, pursuant to a written agreement (in each case, free and clear of any Liens), all Intellectual Property used in, distributed by the Company or any of its Subsidiaries in, or necessary for the conduct of its business as currently conducted; (ii) neither Company nor its Subsidiaries has infringed, misappropriated or otherwise violated the Intellectual Property rights of any Person; (iii) to the knowledge of the Company, no Person has challenged, infringed, misappropriated or otherwise violated any Intellectual Property right owned by the Company or its Subsidiaries; (iv) neither the Company nor any of its Subsidiaries has received any written notice or otherwise has knowledge of any pending or threatened claim, action, suit, order or proceeding with respect to any Intellectual Property used or distributed by the

Company or any of its Subsidiaries or alleging that any services provided, processes used or products distributed, manufactured, used, imported, offered for sale or sold by the Company or any of its Subsidiaries infringes, misappropriates or otherwise violates any Intellectual Property rights of any Person; (v) the consummation of the transactions contemplated by this Agreement will not alter, encumber, impair or extinguish any Intellectual Property right of the Company or any of its Subsidiaries or impair the right of Parent to distribute, develop, use, sell, license or dispose of, or to bring any action for the infringement of, any Intellectual Property owned by the Company or any of its Subsidiaries; (vi) the Company and its Subsidiaries have taken reasonable steps in accordance with normal industry practice to maintain the confidentiality of all Trade Secrets owned, used or held for use by the Company or any of its Subsidiaries and no such Trade Secrets have been disclosed other than to employees, representatives and agents of the Company or any of its Subsidiaries all of whom are bound by written confidentiality agreements; (vii) the IT Assets operate and perform in a manner that permits the Company and its Subsidiaries to conduct their respective businesses as currently conducted and to the knowledge of the Company, no Person has gained unauthorized access to the IT Assets; (viii) the Company and its Subsidiaries have implemented reasonable backup and disaster recovery technology consistent with industry practices; (ix) all Software owned by the Company or any of its Subsidiaries was (A) developed by employees of the Company or its Subsidiaries working within the scope of their employment, (B) developed by officers, directors, agents, consultants, contractors, subcontractors or others who have executed appropriate instruments of assignment or who have agreed in writing to effect such assignment, which ultimately runs in favor of the Company or one of its Subsidiaries as assignee, which assignments have conveyed or will convey to the Company or such Subsidiary ownership of all of such person’s rights in the Intellectual Property rights relating to such developments, or (C) acquired in connection with acquisitions in which the Company or one of its Subsidiaries obtained appropriate representations, warranties or indemnities from the transferring party relating to the title to such Intellectual Property rights; (x) there are no defects in any Software distributed by the Company or any of its Subsidiaries that would prevent such Software from performing in accordance with its user specifications and there are no viruses, worms, Trojan horses or similar programs in any such Software; and (xi) none of the Software distributed by the Company or any of its Subsidiaries contains any software code that is licensed under any terms or conditions that require that any software be (A) made available or distributed in source code form, (B) licensed for the purpose of making derivative works, (C) licensed under terms that allow reverse engineering, reverse assembly or disassembly of any kind or (D) redistributable at no charge.

Section 3.17.  Taxes.  (a) All Tax Returns required by Applicable Law to be filed with any Taxing Authority by, or on behalf of, the Company or any of its Subsidiaries have been or will be filed when due in accordance with all Applicable Law, and all filed Tax Returns are, or shall be at the time of filing, true and complete in all material respects.

(b)        Except as set forth in Section 3.17(b) of the Company Disclosure Schedule, the Company and each of its Subsidiaries has paid (or has had paid on its behalf) or has withheld and remitted to the appropriate Taxing Authority all Taxes due and payable, or, where payment is not yet due, has established (or has had established on its behalf and for its sole benefit and recourse) in accordance with U.S. GAAP an adequate accrual for all Taxes through the end of the last period for which the Company and its Subsidiaries ordinarily record items on their respective books.

(c)        The income and franchise Tax Returns of the Company and its Subsidiaries through the Tax year ended December 31, 2008 have been examined and closed or are Tax Returns with respect to which the applicable period for assessment under Applicable Law, after giving effect to extensions or waivers, has expired.

(d)        There is no claim, audit, action, suit, proceeding or investigation now pending or, to the Company’s knowledge, threatened against or with respect to the Company or its Subsidiaries in respect of any Tax or Tax asset.

(e)        No assessment of Tax has been proposed in writing against the Company or its Subsidiaries or any of their Assets and Properties and to the Company’s knowledge, there are no grounds for any such assessment.  There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries for any taxable period.

(f)         Section 3.17(f) of the Company Disclosure Schedule contains a list of all jurisdictions (whether foreign or domestic) in which the Company or any of its Subsidiaries currently files Tax Returns.

(g)        Except as set forth in Section 3.17(g) of the Company Disclosure Schedule, no election has been filed, and no agreement has been entered into, with any Taxing Authority.

(h)        Except as set forth in Section 3.17(h) of the Company Disclosure Schedule, neither the Company nor any of its Subsidiaries has participated in any arrangement whereby any Tax liability or any Tax asset of the Company or any of its Subsidiaries was determined or taken into account for Tax purposes with reference to or in conjunction with any Tax liability or any Tax asset of any other person.

(i)         “Tax” means (i) any tax, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition of any such tax (domestic or foreign), and any liability for any of the foregoing as transferee, (ii) in the case of the Company or any of its Subsidiaries, liability for the payment of any amount of the type described in clause (i) as a result of being or having been before the Acceptance Date a member of an affiliated, consolidated, combined or unitary group, or a party to any agreement or arrangement, as a result of which liability of the Company or any of its Subsidiaries to a Taxing Authority is determined or taken into account with reference to the activities of any other Person, and (iii) liability of the Company or any of its Subsidiaries for the payment of any amount as a result of being party to any Tax Sharing Agreement or with respect to the payment of any amount imposed on any Person of the type described in (i) or (ii) as a result of any existing express or implied agreement or arrangement (including an indemnification agreement or arrangement).  “Tax Return” means any report, return, document, declaration or other information or filing required to be supplied to any Taxing Authority with respect to Taxes, including information returns, any documents with respect to or accompanying payments of estimated Taxes, or with respect to or accompanying requests for the extension of time in which to file any such report, return, document, declaration or other information, and any election with respect to Taxes.  “Tax Sharing Agreements” means all existing agreements or arrangements (whether or not written) binding the Company or any of its Subsidiaries that provide for the allocation, apportionment, sharing or assignment of any Tax liability or benefit, or the transfer or assignment of income, revenues, receipts, or gains for the purpose of determining any Person’s Tax liability.

Section 3.18.  Employees; Labor Relations.

(a)        (i) Section 3.18(a)(1) of the Company Disclosure Schedule contains a correct and complete list of all employees of the Company and each of its Subsidiaries as of the date hereof.  (ii) Section 3.18(a)(2) of the Company Disclosure Schedule sets forth template employment contracts used by the Company and its Subsidiaries (the “Form Employment Contracts”).  All employment contracts entered into by the Company and its Subsidiaries (the “Employment Contracts”) are in the form of the Form Employment Contracts.  (iii) Section 3.18(a)(3) of the Company Disclosure Schedule contains a correct and complete list identifying each employee benefit plan, each employment, severance or similar contract, plan, arrangement or policy and each other plan or arrangement (written or oral) providing for compensation, bonuses, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits and post-employment or retirement benefits (including compensation, pension, health, medical or life insurance benefits) which is maintained, administered or contributed to by the Company or any of its Subsidiaries and covers any employee or former employee of the Company or any of its Subsidiaries other than those Subsidiaries listed in Section 3.18(a)(4)

of the Company Disclosure Schedule (collectively, the “Non-Music Companies”) or with respect to which any Non-Music Company has any liability.

(b)        As of the date hereof, there are no disputes pending or, to the Company’s knowledge, threatened in writing between the Company or any of its subsidiaries and any trade union or other representatives of its employees.  As of the date hereof, neither the Company nor any of its Subsidiaries has entered into any collective bargaining agreement with any labor union.

(c)        Except as set forth in Section 3.18(c) of the Company Disclosure Schedule, each of the Company and its Subsidiaries (i) is in compliance with all Applicable Laws in all material respects relating to their respective employees, consultants, dispatched, subcontracted or outsourced workers and independent contractors, including all such Applicable Laws, Contracts, policies or plans relating to wages, hours, collective bargaining, compensation, benefits, terms and conditions of employment, termination of employment, employment discrimination, immigration, disability, civil rights, occupational safety and health, workers’ compensation, pay equity, collection and payment of withholding and/or social contribution taxes and similar Taxes, national pension, national medical insurance, worker’s compensation insurance, unemployment insurance and other mandatory social security matters, and (ii) is not engaged, in any material respect, in any unfair labor practice or discriminatory employment practice that is prohibited by Applicable Laws.

(d)        Except as set forth in Section 3.18(d) of the Company Disclosure Schedule, the Company has not, nor is it proposing to introduce, any employee stock options or any other employee incentive plans.

(e)        No employee or former employee of the Company or any of its Subsidiaries will become entitled to any bonus, retirement, severance, job security or similar benefit or enhanced such benefit (including acceleration of vesting or exercise of an incentive award) as a result of the transactions contemplated hereby.

(f)         Neither the Company nor any of its Subsidiaries has any material liabilities in respect of actual or contingent employment termination payments to employees (including any severance payments, any cash-out or acceleration of options and restricted stock and any “gross-up” payments with respect to any of the foregoing).

(g)        The Compensation Committee of the Company Board (the “Compensation Committee”) has (i) approved each Employee Plan pursuant to which consideration is being paid or granted to any officer, director or employee (each, a “Compensation Arrangement”) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act, and (ii) taken all other actions necessary or advisable to satisfy the requirements of the non-exclusive safe harbor with respect to such Compensation Arrangement in accordance with Rule 14d-10(d)(2) under the 1934 Act (the approvals and actions referred to in clauses (i) and (ii) above, the “Compensation Arrangement Approvals”).  The Company Board has determined that the Compensation Committee is composed solely of “independent directors” in accordance with the requirements of Rule 14d-10(d)(2) under the 1934 Act and the instructions thereto.

Section 3.19.  Environmental Matters.  Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) no notice, notification, demand, request for information, citation, summons or order has been received, no complaint has been filed, no penalty has been assessed, and no investigation, action, claim, suit, proceeding or review (or any basis therefor) is pending or, to the knowledge of the Company, is threatened by any Governmental Authority or other Person relating to the Company or any of its Subsidiaries and relating to or arising out of any Environmental Law; (ii) the Company and its Subsidiaries are and have been in compliance with all Environmental Laws and all Environmental Permits; and (iii) there are no liabilities or obligations of the Company or any of its Subsidiaries of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise arising under or relating to any Environmental Law or any hazardous substance and there is no condition, situation or set of circumstances that would reasonably be expected to result in or be the basis for any such liability or obligation.

Section 3.20.  Material Contracts.  (a) Section 3.20(a) of the Company Disclosure Schedule sets forth a true and complete list as of the date hereof of each of the following Contracts to which the Company or any of its Subsidiaries is a party or by which any of their respective Assets and Properties is bound (collectively, the “Material Contracts”):

(i)            any Contract involving any acquisition or disposition of any business (whether by merger, sale of shares, sale of assets or otherwise), or acquisition or divestiture of any assets (including, without limitation, any Intellectual Property), or any purchase or investment in any partnership, joint venture or strategic alliance, in each case relating to the music development, production and distribution and artist development industries;

(ii)           any Contract for the license of music rights by the Company or any of its Subsidiaries from international record companies;

(iii)          any Contract for the license of music rights by the Company or any of its Subsidiaries from any Affiliate of the Company;

(iv)          any Contract that the Company intends to include in Item 19 of the Company 20-F; and

(v)           any other Contract not made in the ordinary course of business that is material to the Company and its Subsidiaries, taken as a whole.

(b)        Except for failures to be in force or effect, breaches, violations or defaults which would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each of the Material Contracts is valid and in full force and effect, except for those agreements that have expired in accordance with their terms, and (ii) neither the Company nor any of its Subsidiaries, nor to the Company’s knowledge any other party to a Material Contract, has violated any provision of, or taken or failed to take any act which, with or without notice, lapse of time, or both, would constitute a default under the provisions of such Material Contract, and neither the Company nor any of its Subsidiaries has received notice that it has breached, violated or defaulted under any Material Contract.

Section 3.21.  Related Party Transactions.  Except as disclosed in Section 3.21 of the Company Disclosure Schedule, (i) neither the Company nor any of its Subsidiaries is indebted, either directly or indirectly, to any Affiliate of the Company or such Subsidiary in any amount whatsoever, other than for payment of salary for services rendered and reasonable expenses, (ii) no Affiliate of the Company or any Subsidiary of the Company is indebted to any of the Company nor any of its Subsidiaries or has any direct or indirect ownership interest (other than as a result of any ownership interest held in the Purchaser) in any of the Company nor any of its Subsidiaries, (iii) no Affiliate of the Company or any Subsidiary of the Company has any direct or indirect ownership interest, or contractual relationship, with any Person with which any of the Company and its Subsidiaries has a business relationship or which, directly or indirectly, competes with any of the Company or any Subsidiary of the Company, and (iv) no Affiliate of the Company or any Subsidiary of the Company is, directly or indirectly, a party to or otherwise an interested party with respect to any Contract (or, to the best knowledge of Purchaser, any oral Contract) with the Company or any Subsidiary of the Company.  For the purposes of this Section 3.21 only, Beijing New Run Entertainment Development Co., Ltd. shall not be deemed a Subsidiary of the Company and each of Granite Global Ventures and China Rock Capital Management shall not be deemed to be controlling the Company or any Subsidiary of the Company, and therefore not an Affiliate of the Company or any Subsidiary of the Company.

Section 3.22.  Finders’ Fees.  Except for Nomura International (Hong Kong) Limited, a copy of whose engagement agreement has been provided to Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company or any of its Subsidiaries who might be entitled to any fee or commission from the Company or any of its Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.23.  Expenses.  (a) Neither the Company nor any of its Subsidiaries have paid any expenses prior to the date hereof in connection with the transactions contemplated hereby.

(a)        Except as set forth in Section 3.23(b) of the Company Disclosure Schedule, the maximum amount of expenses (including fees of legal counsel) that the Company and its Subsidiaries will incur in connection with the transactions contemplated hereby does not exceed US$3,500,000.

Section 3.24.  Opinion of Financial Advisor.  The Company has received the opinion of Nomura International (Hong Kong) Limited, financial advisor to the Company, to the effect that, as of the date of this Agreement, based upon and subject to the matters set forth in such opinion, the consideration to be paid pursuant to the Offer is fair to the Company’s shareholders from a financial point of view.

Section 3.25.  General Provisions.  (a) Since March 31, 2009, the Company has been following the general provision policies (the “Provision Policies”) set forth below:

(A)       account receivables generated from wireless value-added services are subject to provision at the rate of 1% (aged between 181~365 days), 3% (aged between 366~730 days) and 5% (aged 730 days);

(B)        account receivables generated from artists’ performance and promotional activities in connection with the artist agency services conducted by the Subsidiaries’ of the Company are subject to provision at the rate of 25% (aged 181~365 days) and 50% (aged over 365 days);

(C)        account receivables in connection with other incomes are subject to provision at the rate of 25% (aged between 365~730 days) and 50% (aged over 730 days); and

(D)       inventories aged over 365 days are subject to provision at the rate of 50%.

(b)        The Provision Policies comply with U.S. GAAP and were determined and adopted by the Company in good faith.

(c)        The account receivable and inventory provisions of the Company and its Subsidiaries are made pursuant to the Provision Policies and are sufficient.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARENT

Subject to Section 9.05, Parent represents and warrants to the Company that:

Section 4.01.  Corporate Existence and Power.  Each of Parent and Purchaser is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all requisite corporate power and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not reasonably be expected to, individually or in the aggregate, materially delay the consummation of the transactions contemplated hereby or have a material adverse effect on Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby.

Section 4.02.  Corporate Authorization.  The execution, delivery and performance by each of Parent and Purchaser of this Agreement and the consummation by each of Parent and Purchaser of the transactions contemplated hereby are within the corporate power of each of Parent and Purchaser and have been duly authorized by all necessary corporate action by Parent or Purchaser, as the case may be.  This Agreement has been duly executed and delivered by each of Parent and Purchaser and assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a valid and binding agreement of each of Parent and Purchaser, enforceable against Parent and Purchaser in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 4.03.  Governmental Authorization.  The execution, delivery and performance by Parent and Purchaser of this Agreement and the consummation by Parent and Purchaser of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) compliance with any applicable requirements of the 1933 Act, the 1934 Act and any other U.S. federal securities laws (including the rules and regulations of Nasdaq Global Select Market), and (ii) any actions or filings the absence of which would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby.

Section 4.04.  Non-contravention.  The execution, delivery and performance by each of Parent and Purchaser of this Agreement and the consummation by each of Parent and Purchaser of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the memorandum and articles of association of Parent or Purchaser, as the case may be, (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with, or result in a violation or breach of any provision of any Applicable Law, with only such exceptions, in the case of this clause (ii), as would not reasonably be expected to have, individually or in the aggregate, a material adverse effect on Parent’s or Purchaser’s ability to consummate the transactions contemplated hereby.

Section 4.05.  Disclosure Documents.  (a) The information with respect to Parent and any of its Subsidiaries that Parent or Purchaser supplies to the Company specifically for use in any Company Disclosure Document at the time of the filing of such Company Disclosure Document or any supplement or amendment thereto and at the time of any distribution or dissemination thereof will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

(b)        The Schedule TO, when filed, and the Offer Documents, when distributed or disseminated, will comply as to form in all material respects with the applicable requirements of the 1934 Act and, at the time of such filing or the filing of any amendment or supplement thereto, at the time of such distribution or dissemination and at the Closing Date, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The representations and warranties in this Section 4.05 will not apply to statements or omissions included or incorporated by reference in the Schedule TO and the Offer Documents based upon information supplied to Parent or Purchaser by the Company or any of its representatives or advisors specifically for use or incorporation by reference therein.

Section 4.06.  Finders’ Fees.  Except for China eCapital Holdings, Ltd., whose fees will be paid by Parent, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.07.  Financing.  Parent has, or will have prior to the expiration of the Offer, sufficient cash, available lines of credit or other sources of immediately available funds to enable it to consummate the Offer and to pay all related fees and expenses pursuant to the Offer.

Section 4.08.  Purchaser’s Operations.  Purchaser was formed solely for the purpose of engaging in the transactions contemplated hereby and has not owned any assets, engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby.

Section 4.09.  Ownership of Company Shares.  None of Parent, Purchaser or any of their Subsidiaries directly or indirectly owns any of the outstanding Shares.

Section 4.10.  Litigation.  (a) There is no suit, claim, action, proceeding, hearing, notice of violation, investigation, arbitration or demand letter pending or, to the knowledge of Parent and Purchaser, threatened against Parent or Purchaser or any executive officer or director of Parent or Purchaser, that, individually or in the aggregate, has prevented or materially delayed, or would reasonably be expected to prevent or materially delay, consummation of the Offer.

(b)        Purchaser is not subject to any outstanding order, writ, injunction, judgment, decree or arbitration ruling that, individually or in the aggregate, has had or would reasonably be expected to prevent or materially delay, consummation of the Offer.

ARTICLE 5
COVENANTS OF THE COMPANY

The Company agrees that:

Section 5.01.  Conduct of Business by the Company.  From the date hereof until the Closing Date, except as expressly permitted by any other provision of this Agreement, unless Purchaser shall have agreed in writing (such agreement not to be unreasonably withheld or delayed), the Company shall, and shall cause each of its Subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its commercially reasonable best efforts to (i) preserve intact its present business organization, (ii) maintain in effect all of its domestic or foreign national, provincial and local licenses, permits, consents, franchises, approvals and authorizations, (iii) keep available the services of its directors, officers and key employees and (iv) maintain current relationships with its customers, lenders, suppliers and others having material business relationships with it.  Without limiting the generality of the foregoing, except as expressly permitted by any other provision of this Agreement, the Company shall not (unless required by Applicable Law), from the date hereof until the Closing Date, do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed), nor shall it permit any of its Subsidiaries to (unless required by Applicable Law), from the date hereof until the Closing Date, do any of the following without the prior written consent of Purchaser (such consent not to be unreasonably withheld or delayed):

(a)        amend its memorandum and articles of association or other similar organizational documents;

(b)        (i) split, combine or reclassify any shares of its capital stock, (ii) declare, set aside or pay any dividend or other distribution (whether in cash, share or property or any combination thereof) in respect of its capital shares except for dividends by any of its wholly-owned Subsidiaries or (iii) redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities or any Company Subsidiary Securities;

(c)        (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or Company Subsidiary Securities, other than the issuance of (A) any Shares upon the exercise of any option or other rights to purchase Shares, in each case, outstanding under any employee stock option or compensation plan or arrangement of the Company (a “Company Stock Option”) that are outstanding on the date of this Agreement in accordance with the terms of those options on the date of this Agreement and (B) any Company Subsidiary Securities to the Company or any wholly-owned Subsidiary of the Company or (ii) amend any term of any Company Security or any Company Subsidiary Security (in each case, whether by merger, consolidation or otherwise);

(d)        incur any capital expenditures or any obligations or liabilities in respect thereof, except for any capital expenditures and such obligations and liabilities not to exceed US$50,000 per month individually or US$200,000 per month in the aggregate in the ordinary course of business consistent with past practice;

(e)        acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses, other than acquisitions of assets, securities, properties or interests in the ordinary course of business of the Company and its Subsidiaries in a manner that is consistent with past practice that do not constitute the acquisition of a business or of a controlling interest in any Person;

(f)         sell, lease or otherwise transfer, or create or incur any Lien on, any of the Company’s or its Subsidiaries’ assets, securities, properties, interests or businesses, other than (i) pursuant to existing contracts or commitments, (ii) sale, transfer, lease or license of properties or assets (including Intellectual Property) in the ordinary course of business consistent with past practice, (iii) any such transaction among the Company and its wholly-owned Subsidiaries, or (iv) sales of assets, securities, properties, interests or businesses with a sale price (including any related assumed indebtedness) that does not exceed US$25,000 per month individually or US$50,000 per month in the aggregate;

(g)        adopt a plan of complete or partial liquidation or resolutions providing for a complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of the Company or any of its Subsidiaries;

(h)        other than in connection with actions permitted by Section 5.01(d) or Section 5.01(e), make any loans, advances or capital contributions to, or investments in, any other Person (other than from the Company or any wholly-owned

Subsidiary of the Company or any VIE, as the case may be to the Company or any other wholly-owned Subsidiary of the Company or any other VIE), other than in the ordinary course of business consistent with past practice;

(i)         create, incur, assume, suffer to exist or otherwise be liable with respect to any indebtedness for borrowed money or guarantees thereof, in each case have a principal amount greater than US$100,000;

(j)         enter into, amend, modify in any material adverse respect (as to the Company or any of its Subsidiaries or Parent or any of its Subsidiaries after the Closing Date), or terminate, any Material Contract or otherwise waive, release or assign any material rights, claims or benefits of the Company or any of its Subsidiaries;

(k)        (i) with respect to any director, officer or employee of the Company or any of its Subsidiaries, (A) grant or increase any severance or termination pay (or amend any existing severance pay or termination arrangement) or (B) enter into any employment, deferred compensation or other similar agreement (or amend any such existing agreement), in each case except in the ordinary course of business consistent with past practice, (ii) increase benefits payable under any existing severance or termination pay policies, (iii) establish, adopt or amend (except as required by Applicable Law) any collective bargaining, bonus, profit-sharing, thrift, pension, retirement, deferred compensation, stock option, restricted stock or other benefit plan or arrangement or (iv) increase compensation, bonus or other benefits payable to any employee of the Company or any of its Subsidiaries, except for increases in the ordinary course of business consistent with past practice;

(l)         forgive any material loans to directors, officers, employees or any of their respective Affiliates;

(m)       change the Company’s methods of accounting, except as required by concurrent changes in U.S. GAAP or in Regulation S-X of the 1934 Act or by a Governmental Authority or by Applicable Law, as agreed to by its independent public accountants;

(n)        settle, or agree to settle, (i) any material litigation, investigation, arbitration, proceeding or other claim involving or against the Company or any of its Subsidiaries, (ii) any shareholder litigation or dispute against the Company or any of its officers or directors or (iii) any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby;

(o)        make or change any Tax election, change any annual tax accounting period, adopt or change any method of tax accounting, amend any Tax Returns or file claims for Tax refunds, enter into any agreement with a Taxing Authority, settle any Tax claim, audit or assessment, or surrender any right to claim a Tax refund, offset or other reduction in Tax liability, other than in the ordinary course of business consistent with past practice;

(p)        (i) make any change to the Provision Policies, (ii) fail or delay to make any provisions in compliance with the Provision Policies, (iii) fail to conduct any goodwill impairment test, or (iv) make any provisions in violation of U.S. GAAP or not in good faith;

(q)        take any action that is intended or would reasonably be expected to result in any of the Offer Conditions not being satisfied;

(r)         convene any regular or special meeting (or any adjournment thereof) of the shareholders of the Company; or

(s)        agree, resolve or commit to do any of the foregoing.

Section 5.02.  Access to Information.  From the date hereof and subject to Applicable Law and the Confidentiality Agreement dated as of April 24, 2009 between the Company and Parent (the “Confidentiality Agreement”), the Company shall (i) give Parent, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of the Company and the Subsidiaries at reasonable times upon reasonable prior notice, (ii) furnish to Parent, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information (including monthly management reports) as such Persons may reasonably request and (iii) instruct the employees, counsel, financial advisors, auditors and other authorized representatives of the Company and its Subsidiaries to cooperate with Parent in its investigation of the Company and its Subsidiaries.  Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of the Company and its Subsidiaries.  No information or knowledge obtained by Parent in any investigation pursuant to this Section shall affect or be deemed to modify any representation or warranty made by the Company hereunder.

Section 5.03.  No Solicitation; Other Offers.  (a) General Prohibitions.  Neither the Company nor any of its Subsidiaries shall, nor shall the Company or any of its Subsidiaries authorize or knowingly permit any of its or their officers, directors, employees, investment bankers, attorneys, accountants, consultants or other agents or advisors (“Representatives”) to, directly or indirectly, (i) solicit, initiate or take any action to facilitate or encourage the submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, any Acquisition Proposal, (ii) enter into or participate in any discussions or negotiations with, furnish any information relating to the Company or any of its Subsidiaries or afford access to the business, properties, assets, books or records of the Company or any of its Subsidiaries to (other than information furnished via the filing of the Company 20-F or periodic report on Form 6-K with respect to a Superior Proposal after the Company has complied with Sections 5.03(b), 5.03(c) and 5.03(d)), or otherwise cooperate in any way with, or knowingly assist, participate in, facilitate or encourage any effort by, any Third Party that is seeking to make, or has made, an Acquisition Proposal, (iii) fail to make, withdraw or modify in a manner adverse to Parent, the Company Board Recommendation (or recommend an Acquisition Proposal or make any statement inconsistent with the Company Board Recommendation) (any of the foregoing in this clause (iii), an “Adverse Recommendation Change”), (iv) grant any waiver or release under any standstill or similar agreement with respect to any class of equity securities of the Company or any of its Subsidiaries, or (v) enter into any agreement in principle, letter of intent, term sheet, merger agreement, acquisition agreement, option agreement or other similar instrument relating to an Acquisition Proposal.  It is agreed that any violation of the restrictions on the Company set forth in this Section by any Representative of the Company or any of its Subsidiaries shall be a breach of this Section by the Company.

(b)        Exceptions.  Notwithstanding Section 5.03(a), at any time prior to the Acceptance Date:

(i)    the Company, directly or indirectly through advisors, agents or other intermediaries, may (A) engage in negotiations or discussions with any Third Party and/or its Representatives that, subject to the Company’s compliance in all material respects with Section 5.03(a), has made after the date of this Agreement a Superior Proposal and (B) furnish to such Third Party or its Representatives non-public information relating to the Company or any of its Subsidiaries and afford access to the business, properties, assets, books and records of the Company or any of its Subsidiaries, in each case pursuant to a confidentiality agreement (a copy of which shall be provided to Parent for informational purposes only) with such Third Party with terms no less favorable to the Company than those contained in the Confidentiality Agreement; provided that (1) such confidentiality agreement may contain a less restrictive or no standstill restriction, in which case the Confidentiality Agreement shall be deemed to be amended to contain only such less restrictive provision, or to omit such provision, as applicable, and (2) all such information (to the extent that such information has not been previously provided or made available to Parent) is provided or made available to Parent, as the case may be, prior to or substantially concurrently with the time it is provided or made available to such Third Party); and

(ii)   following receipt of a Superior Proposal, the Company Board may make an Adverse Recommendation Change;

in each case referred to in the foregoing clauses (i) and (ii) only if the Company Board determines in good faith, after consultation with Cayman Islands legal counsel, that failure to take such action would be a breach of the fiduciary duties of the Company Board to the shareholders of the Company under the Cayman Law.

In addition, nothing contained herein shall prevent the Company Board from complying with Rule 14d-9 or Rule 14e-2(a) under the 1934 Act; provided that any such action taken or statement made that relates to an Acquisition Proposal shall be deemed to be an Adverse Recommendation Change unless the Company Board reaffirms the Company Board Recommendation in such statement or in connection with such action.

(c)   Required Notices.  The Company Board shall not take any of the actions referred to in Section 5.03 unless the Company shall have delivered to Parent a prior written notice advising Parent that it intends to take such action, and, after taking such action, the Company shall continue to advise Parent on a current basis of the status and terms of any discussions and negotiations with the Third Party.  In addition, the Company shall notify Parent promptly (but in no event later than 24 hours) after receipt by the Company (or any of its Representatives) of any Acquisition Proposal, any indication that a Third Party is considering making an Acquisition Proposal or any request for information relating to the Company or any of its Subsidiaries or for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Third Party that may be considering making, or has made, an Acquisition Proposal.  The Company shall provide such notice orally and in writing and shall identify the Third Party making, and the terms and conditions of, any such Acquisition Proposal, indication or request.  The Company shall keep Parent fully informed, on a current basis, of the status and details of any such Acquisition Proposal, indication or request and shall promptly (but in no event later than 24 hours after receipt) provide to Parent copies of all correspondence and written materials sent or provided to the Company or any of its Subsidiaries that describes any terms or conditions of any Acquisition Proposal (as well as written summaries of any oral communications addressing such matters).  Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of the Company’s compliance with this Section 5.03(c).

(d)   “Last Look”.  Further, the Company Board shall not make an Adverse Recommendation Change in response to an Acquisition Proposal, unless (i) such Acquisition Proposal constitutes a Superior Proposal, (ii) the Company notifies Parent, in writing at least five (5) Business Days before taking that action, of its intention to do so and attaching the most current version of the proposed agreement under which such Superior Proposal is proposed to be consummated and the identity of the Third Party making the Acquisition Proposal, and (iii) Parent does not make, within five (5) Business Days after its receipt of that written notification, an offer that is at least as favorable to the shareholders of the Company as such Superior Proposal (it being understood and agreed that any amendment to the financial terms or other material terms of such Superior Proposal shall require a new written notification from the Company and a new five (5) Business Day period under this Section 5.03(d)).

(e)   Definition of Superior Proposal.  For purposes of this Agreement, “Superior Proposal” means a bona fide, unsolicited written Acquisition Proposal for at least 51% of the outstanding Shares on terms that the Company Board determines in good faith by a majority vote, after considering the advice of a financial advisor of internationally recognized reputation and outside legal counsel and taking into account (A) all the terms and conditions of the Acquisition Proposal, including any break-up fees, expense reimbursement provisions and conditions to consummation and (B) the prospects of future synergies between the potential acquirer, on the one hand, and the Company and its Subsidiaries, taken as a whole, on the other hand, are more favorable to the Company’s shareholders (taking into account any proposal by Parent to amend the terms of this Agreement pursuant to Section 5.03(d)), which the Company Board determines is reasonably likely to be consummated without undue delay relative to the transactions contemplated by this Agreement and for which financing, if a cash transaction (whether in whole or in part), is then fully committed or reasonably determined to be available by the Company Board.

(f)    Obligation of the Company to Terminate Existing Discussions.  The Company shall, and shall cause its Subsidiaries and its and their Representatives to, cease immediately and cause to be terminated any and all existing activities, discussions or negotiations, if any, with any Third Party and its Representatives conducted prior to the date hereof with respect to any Acquisition Proposal.  The Company shall promptly request that each Third Party, if any, that has executed a confidentiality agreement within the 24-month period prior to the date hereof in connection with its consideration of any Acquisition Proposal return or destroy all confidential information heretofore furnished to such Person by or on behalf of the Company or any of its Subsidiaries (and all analyses and other materials prepared by or on behalf of such Person that contains, reflects or analyzes that information).  The Company shall use its reasonable best efforts to secure all such certifications as promptly as practicable.

Section 5.04.  Compensation Arrangements.  Prior to the Acceptance Date, the Company (acting through its Compensation Committee) will take all steps necessary to cause each Compensation Arrangement entered into by the Company or any of its Subsidiaries on or after the date hereof to be approved by the Compensation Committee (comprised solely of “independent directors” determined in the manner described in the last sentence of Section 3.18(g)) as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the 1934 Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the 1934 Act.

Section 5.05.  ESOPs.  The committee of the Company Board appointed by the Company Board to act as the “Administrator” (as defined therein) of the 2004 Share Incentive Plan of the Company shall take all necessary actions to determine that the transactions contemplated hereby are not a “Corporate Transaction” (as defined therein).

Section 5.06.  Takeover Statutes.  If any “control share acquisition,” “fair price,” “moratorium” or other antitakeover or similar statute or regulation shall become applicable to the Company, Purchaser, Parent, the Offer or any other transaction contemplated by this Agreement, the Company and the Company Board shall take such actions as necessary to eliminate or minimize the effects of any such statute or regulation on the transactions contemplated hereby.

ARTICLE 6
COVENANTS OF PARENT AND THE COMPANY

The parties hereto agree that:

Section 6.01.  Commercially Reasonable Best Efforts.  Subject to the terms and conditions of this Agreement, the Company and Parent shall use their commercially reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under Applicable Law to consummate the transactions contemplated by this Agreement, including (i) preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and (ii) obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided that the parties hereto understand and agree that the commercially reasonable best efforts of any party hereto shall not be deemed to include (A) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Authority in connection with the transactions contemplated hereby or (B) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Company’s Subsidiaries or any of their respective Affiliates’ businesses, assets or properties.

Section 6.02.  Certain Filings.  The Company and Parent shall use commercially reasonable best efforts to cooperate with one another (i) in connection with the preparation of the Company Disclosure Documents and the Offer Documents, (ii) in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material Contracts, in connection with the consummation of the transactions contemplated by this Agreement and (iii) in taking such actions or making any such filings, furnishing information required in connection therewith or with the Company Disclosure Documents or the Offer Documents and seeking timely to obtain any such actions, consents, approvals or waivers.

Section 6.03.  Public Announcements.  Parent and the Company shall consult with each other before issuing any press release, having any communication with the press (whether or not for attribution) or making any other public statement, or scheduling any press conference or conference call with investors or analysts, with respect to this Agreement or the transactions contemplated hereby and, except in respect of any public statement or press release as may be required by Applicable Law or any listing agreement with or rule of any relevant securities exchange or association, shall not issue any such press release or make any such other public statement or schedule any such press conference or conference call without the consent of the other party.  The foregoing restrictions shall not apply to any Company communications regarding either (i) an Acquisition Superior Proposal that the Company Board determines in good faith constitutes a Superior Proposal, or (ii) an Adverse Recommendation Change, in each case as permitted by Section 5.03.

Section 6.04.  Notices of Certain Events.  Each of the Company and Parent shall promptly notify the other of:

(a)           any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

(b)           any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement;

(c)           any actions, suits, claims, investigations or proceedings commenced or, to its knowledge, threatened against, relating to or involving or otherwise affecting the Company or any of its Subsidiaries or Parent and any of its Subsidiaries, as the case may be, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to any Section of this Agreement or that relate to the consummation of the transactions contemplated by this Agreement;

(d)           any occurrence, or non-occurrence, of any event that would reasonably be expected to cause any Offer Condition not to be satisfied; and

(e)           any failure of that party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder;

provided that the delivery of any notice pursuant to this Section 6.04 shall not cure any breach of any representation, warranty, covenant or agreement contained in this Agreement or limit or otherwise affect the remedies available hereunder to the party receiving such notice.

Section 6.05.  Obligations of Parent.  (a) Parent shall take all action necessary to cause Purchaser to perform its obligations under this Agreement and to consummate the Offer on the terms and conditions set forth in this Agreement.

(b)        With effect from the Closing Date, Parent shall cause the Company to adopt a policy under which all transactions or series of related transactions (i) between Parent and its Affiliates (other than the Company and its Subsidiaries), on the one hand, and the Company and its Subsidiaries, on the other hand and (ii) involving an amount exceeding the higher of (A) US$5 million and (B) 5% of the then current net asset value of the Company and its Subsidiaries, taken as a whole, are subject to review and approval by the audit committee of the Company Board.  Such policy shall provide that it may only be revoked, amended or waived upon the approval of a majority of the Company’s independent directors.

Section 6.06.  Director and Officer Liability.  Upon and following the consummation of the Offer, Parent and Purchaser shall cause the Company, and the Company hereby agrees, to do the following:

(a)         For six years after the Closing Date, the Company shall indemnify and hold harmless the present and former directors and officers of the Company (each an “Indemnified Person”) in respect of acts or omissions occurring at or prior to such date to the fullest extent permitted by laws of the Cayman Islands or any other Applicable Law or provided under the Company Charter in effect on the date hereof; provided that such indemnification shall be subject to any limitation imposed from time to time under Applicable Law.

(b)        On the Closing Date, the Company shall have in effect directors’ and officers’ liability insurance policies for a claims reporting or discovery period of six years from the Closing Date, in respect of acts or omissions occurring prior to such date covering each such Indemnified Person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of the officers’ and directors’ liability insurance policy of Parent in effect on the date hereof (after any adjustment due to the difference in market capitalization) or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided that the Company shall not be required to pay an annual premium for such insurance in excess of US$300,000.  The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Closing Date, which policies provide such directors and officers with coverage for an aggregate period of six years with respect to claims arising from facts or events that occurred on or before such date, including in respect of the transactions contemplated by this Agreement, and notwithstanding the provisions of Section 5.01, the Company shall be entitled to purchase such insurance prior to the Closing Date (the premiums for which, for the avoidance of doubt, shall not be counted toward the expenses referenced in Section 3.23(b)).  If such prepaid policies have been obtained prior to the Closing Date, the Company shall maintain such policies in full force and effect, and shall continue to honor its obligations thereunder.

(c)         If Purchaser, Parent or the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser or the Company, as the case may be, shall assume the obligations set forth in this Section 6.06.

(d)           The rights of each Indemnified Person under this Section 6.06 shall be in addition to any rights such Person may have under the Company Charter or the constitutional documents of any of the Subsidiaries of the Company, under Cayman Islands law or any other Applicable Law or under any agreement of any Indemnified Person with the Company or any of the Company’s Subsidiaries.  These rights shall survive consummation of the transactions contemplated hereby and are intended to benefit, and shall be enforceable by, each Indemnified Person.

ARTICLE 7

CONDITIONS TO CONSUMMATION OF THE OFFER

Section 7.01.  Conditions to Consummation of the Offer.  Purchaser shall not be required to accept for payment or, subject to the applicable rules of the SEC, to pay for any Shares tendered in the Offer, if:

(a)           prior to the expiration of the Offer, there shall not have been validly tendered in accordance with the terms of the Offer, and not withdrawn, a number of Shares that (together with any Shares beneficially owned by Parent or any Subsidiary of Parent) represents at least 51% of the Shares then outstanding on a Fully-Diluted basis; or

(b)           at any time on or after the date of this Agreement and continuing at the time of the expiration of the Offer,

(i)          there shall be pending any action or proceeding by or before any Governmental Authority, (1) challenging or seeking to make illegal, to delay materially or otherwise directly or indirectly to restrain or prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Purchaser, (2) seeking to obtain material damages from the Company, Parent or Purchaser as a result of or in connection with the Offer, (3) seeking to restrain or prohibit Parent’s ownership (or that of its Subsidiaries) of all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or, as a result of or in connection with the Offer, of Parent and its Subsidiaries, taken as a whole, or to compel Parent or any of its Subsidiaries to dispose of or hold separate (where such holding separately could have an adverse effect on Parent) all or any material portion of the business or assets of the Company and its Subsidiaries, taken as a whole, or, as a result of or in connection with the Offer, of Parent and its Subsidiaries, taken as a whole, (4) seeking to impose or confirm material limitations on the ability of Parent, Purchaser or any of Parent’s other Subsidiaries effectively to exercise full rights of ownership of the Shares to be purchased pursuant to the Offer, including the right to vote any Shares acquired by Parent, Purchaser or any of Parent’s other Subsidiaries on all matters properly presented to the Company’s shareholders, (5) seeking to require divestiture by Parent, Purchaser or any of Parent’s other Subsidiaries of any Shares or (6) which otherwise would reasonably be expected to have a Company Material Adverse Effect or a material adverse effect on Parent’s ability to consummate the Offer,

(ii)         there shall be any Applicable Law that makes illegal, delays materially or otherwise directly or indirectly restrains or prohibits the making of the Offer or the acceptance for payment of or payment for any Share by Parent or Purchaser,

(iii)        any of the representations and warranties of the Company contained in this Agreement (disregarding all materiality and Company Material Adverse Effect qualifications contained therein) shall not be true and correct in any respect at and as of immediately prior to the expiration of the Offer as if made at and as of such time (other than any such representation and warranty that by its terms addresses matters only as of another specified time, which shall be true and correct only as of such time), with only such exceptions as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect,

(iv)       the Company shall have materially breached or failed to perform in all material respects its obligations under this Agreement prior to such time,

(v)        there shall have occurred any event, occurrence, revelation or development of a state of circumstances or facts which, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect,

(vi)       the ADSs of the Company shall have failed to remain listed on the NASDAQ Global Market or the Company shall have received any notice from NASDAQ indicating that the ADSs may be suspended from trading or delisted,

(vii)      the Company shall have failed to deliver the audited financial statements of the Company for the fiscal year ended on December 31, 2008 and as of December 31, 2008 (the “2008 Audited Financial Statements”) or (A) the amount of cash set forth in the balance sheet contained in the 2008 Audited Financial Statements is lower than 95% of the amount of cash set forth in the balance sheet contained in the Company Management Accounts, (B) the amount of total assets set forth in the balance sheet contained in the 2008 Audited Financial Statements is lower than 95% of the amount of total assets set forth in the balance sheet contained in the Company Management Accounts or (C) the amount of total liabilities set forth in the balance sheet contained in the 2008 Audited Financial Statements is higher than 105% of the amount of total liabilities set forth in the balance sheet contained in the Company Management Accounts,

(viii)     the designee shareholders of each VIE shall have failed to enter into an equity transfer agreement substantially in the form attached as Exhibit C hereto with persons designated by Parent under which such designee shareholders will transfer their equity interest in such VIE to such persons designated by Parent on the Acceptance Date, or any such agreement shall have been terminated, or the current holders of the voting proxies of each VIE shall have failed to assign such voting proxies to persons designated by Parent,

(ix)        Parent shall have failed to receive an opinion from each of:

(A)       Jingtian & Gongcheng, PRC counsel to the Company, dated as of a date prior to the Offer Commencement Date and addressed to Parent and Purchaser, substantially in the form attached as Exhibit A hereto; and

(B)       Appleby, Cayman Islands counsel to the Company, dated as of a date prior to the Offer Commencement Date and addressed to Parent and Purchaser, substantially in the form attached as Exhibit B hereto,

(x)         the Company shall have failed to deliver to Parent a certificate signed by the Chairman of the Company Board and the Chief Executive Officer of the Company dated as of the date on which the Offer expires certifying that the Offer Conditions specified in Section 7.01(b)(iii), (iv) and (v) do not exist,

(xi)        any approval which is required to be obtained from any Governmental Authority under any Applicable Law for the entry by each party into this Agreement, and for the performance by each party of their respective obligations hereunder shall not have been obtained or shall not be in full force and effect,

(xii)       the Company shall have failed to deliver to Purchaser (A) the resignations of such directors of the Company and its Subsidiaries as Purchaser shall specify pursuant to Section 2.03, dated no later than the Offer Commencement Date and effective as of the Closing Date, or (B) the resolutions of the Company Board dated no later than the Offer Commencement Date appointing each of the designees of Purchaser specified by Purchaser pursuant to Section 2.03 to be a member of the Company Board effective upon the Closing Date; provided that (1) the resolutions referred in clause (B) shall be conditional on the Company Board determining that each such designee is qualified to be a director under Applicable Law and NASDAQ rules; and (2) Parent shall specify the resigning directors and the designees to the Company Board within five (5) Business Days from the date hereof,

(xiii)      the Company shall have failed to file with the SEC by June 30, 2009 its annual report on Form 20-F for the fiscal year ended December 31, 2008 (such filed report, the “Company 20-F”) or there should have been any material difference between the Draft Company 20-F and the Company 20-F, or

(xiv)      this Agreement shall have been terminated in accordance with its terms.

Section 7.02.  Waiver of Offer Conditions by Parent or Purchaser.  Subject to the terms and conditions of this Agreement, the foregoing Offer Conditions are for the sole benefit of Parent and Purchaser and, subject to the terms and conditions of this Agreement and the applicable rules and regulations of the SEC, may be waived by Purchaser, in whole or in part, at any time, at the sole discretion of Purchaser.

ARTICLE 8

TERMINATION

Section 8.01.  Termination.  This Agreement and the Offer may be terminated at any time prior to the Acceptance Date:

(a)           by mutual written agreement of the Company and Parent;

(b)           by either the Company or Parent, if:

(i)          the Acceptance Date shall not have occurred on or before September 15, 2009 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.01(b)(i) shall not be available to any party whose breach of any provision of this Agreement results in the failure of the Offer to be consummated by such time;

(ii)         there shall be any Applicable Law that (A) makes consummation of the Offer illegal or otherwise prohibited or (B) enjoins Purchaser from consummating the Offer and such injunction shall have become final and nonappealable, provided that the party seeking to terminate this Agreement pursuant to this Section 8.01(b)(ii)(B) shall have used commercially reasonable best efforts to cause any such injunction to be vacated or lifted or to ameliorate the effects thereof; or

(iii)        any final, non-appealable order by any Governmental Authority having competent jurisdiction over the Company, any of its Subsidiaries, Parent or Purchaser prohibits the Offer, provided that the party seeking to terminate this Agreement has used reasonable efforts to cause any such order to be vacated or lifted or to ameliorate the effects thereof;

(c)         by Parent, if, prior to the Acceptance Date:

(i)          an Adverse Recommendation Change shall have occurred;

(ii)         the Company Board shall have failed to reaffirm the Company Board Recommendation within five Business Days after receipt of any written request to do so from Parent;

(iii)        there shall have been any intentional and material breach of Section 5.03 by the Company;

(iv)       the Company shall have failed to describe the Company Board Recommendation in the Schedule 14D-9;

(v)        the Company or the Company Board (or any committee thereof) shall authorize or publicly propose to do any of the foregoing;

(vi)       any tender offer or exchange offer is commenced within the meaning of applicable SEC rules that, if successful, would result in any Person or group becoming the beneficial owner of 10% or more of the outstanding Shares, and the Company Board shall not have recommended that the Company’s shareholders reject such tender offer or exchange offer and not tender their Shares into such tender offer or exchange offer within ten (10) Business Days after commencement of such tender offer or exchange offer;

(vii)      a breach of any representation or warranty or failure to perform any covenant or agreement on the part of the Company set forth in this Agreement shall have occurred that would cause the conditions set forth in Section 7.01(b)(iii) or 7.01(b)(iv) to exist and is incapable of being cured by the End Date or, if curable, is not cured by the Company within thirty (30) days of receipt by the Company of written notice of such breach or failure; or

(viii)     due to the failure of any Offer Condition to be satisfied at the expiration date of the Offer, the Offer shall have expired or been terminated without Purchaser having purchased any Shares pursuant thereto; provided that Parent shall not have the right to terminate this

Agreement pursuant to this Section 8.01(c)(viii) if Parent’s or Purchaser’s breach of any provision of this Agreement was directly or indirectly the cause of, or directly or indirectly resulted in, the failure of any Offer Conditions to be satisfied or the failure of Purchaser to have accepted for payment the Shares validly tendered and not withdrawn pursuant to the Offer;

(d)           by the Company, if:

(i)          prior to the Acceptance Date, an Adverse Recommendation Change shall have occurred after the Company has in all material respects complied with its obligations under Section 5.03;

(ii)         Parent or Purchaser has breached their respective obligations to commence or consummate the Offer pursuant to this Agreement; provided that the Company may not terminate this Agrement for any failure to commence the Offer if such failure to have commenced the Offer was caused by the Company’s failure to perform any of its obligations under this Agreement; or

(iii)        the Offer has expired (subject to extension by Purchaser pursuant to Section 2.01(c)) prior to the End Date and Purchaser has not exercised its option to extend the Offer as set forth in Section 2.01(c).

The party desiring to terminate this Agreement pursuant to this Section 8.01 (other than pursuant to Section 8.01(a)) shall give notice of such termination to the other party.

Section 8.02.  Effect of Termination.  If this Agreement is terminated pursuant to Section 8.01, this Agreement shall become void and of no effect without liability of any party (or any shareholder, director, officer, employee, agent, consultant or representative of such party) to the other party hereto; provided that, (i) if such termination shall result from the willful and intentional and material breach of this Agreement by either party hereto, such party shall not be entitled to receive any fees pursuant to Section 9.04; (ii) the provisions of this Section 8.02 and Sections 9.04, 9.07 and 9.08 shall survive any termination hereof pursuant to Section 8.01; and (iii) none of the Company, Parent or Purchaser shall be relieved or released from any liabilities or damages arising out of its willful and intentional breach of any provision of this Agreement.  Notwithstanding anything to the contrary in this Agreement, (i) if (A) Parent and Purchaser fail to commence or consummate the Offer or otherwise are in breach of this Agreement, then the aggregate liability of Parent, Purchaser and any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (each, a “Parent Related Person”) relating to or arising out of this Agreement or the transactions contemplated by this Agreement shall be limited to the amount of the Reverse

Termination Fee (and payment of amounts equal to the Reverse Termination Fee (including any payments in the form of a Reverse Termination Fee) shall automatically, by operation of this Agreement and without any further action on the part of the Parties or any other Person, constitute full and complete satisfaction and discharge of any and all liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement on the part of Parent, Purchaser and all Parent Related Persons and shall preclude any and all further claims against Parent, Purchaser and any Parent Related Person relating to or arising out of this Agreement or the transactions contemplated by this Agreement), and (B) the Company breaches this Agreement, then the aggregate liability of the Company and any of its former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees (each, a “Company Related Person”) relating to or arising out of this Agreement or the transactions contemplated by this Agreement shall be limited to the amount of the Termination Fee (and payment of amounts equal to the Termination Fee (including any payments in the form of a Termination Fee) shall automatically, by operation of this Agreement and without any further action on the part of the Parties or any other Person, constitute full and complete satisfaction and discharge of any and all liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement on the part of the Company and all Company Related Persons and shall preclude any and all further claims against the Company and any Company Related Person relating to or arising out of this Agreement or the transactions contemplated by this Agreement); and (ii) none of Parent, Purchaser, the Company or any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by this Agreement except as expressly provided herein (including Section 9.12).  Under no circumstances will Parent, Purchaser, the Company or any of their respective former, current and future direct or indirect equity holders, controlling persons, shareholders, directors, officers, employees, agents, Affiliates, members, managers, general or limited partners or assignees be liable for any consequential, punitive or other special damages of any nature.

ARTICLE 9

MISCELLANEOUS

Section 9.01.  Notices.  All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to Parent or Purchaser, to:

Shanda Interactive Entertainment Limited

No. 1 Office Building, No. 690 Bibo Road

Pudong New Area, Shanghai

People’s Republic of China

Attention: Grace Wu, Chief Financial Officer

Facsimile No.: (86) 21 5080-2440

E-mail: gracewu@snda.com

with a copy to:

Davis Polk & Wardwell

The Hong Kong Club Building, 18th Floor

3A Chater Road, Hong Kong

Attention: James C. Lin, Esq.

                 Mark J. Lehmkuhler, Esq.

Facsimile No.: (852) 2533-3333

E-mail: james.lin@dpw.com and mark.lehmkuhler@dpw.com

if to the Company, to:

Hurray! Holding Co., Ltd.

15/F, Tower B, Gateway Plaza

No.18 Xia Guang Li, East Third Ring

Chaoyang District, Beijing

People’s Republic of China

Attention: Pang Xiaomei and Christina Low F.S.

Facsimile No.: (86) 10 8455-5555

E-mail: xmpang@hurray.com.cn and hxluo@hurray.com.cn

with a copy to:

Morrison & Foerster

33/F Edinburgh Tower, The Landmark

Central, Hong Kong

Attention: Paul W. Boltz, Esq.

Facsimile No.: (852) 2585-0800

E-mail: Pboltz@mofo.com

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.  All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. on a business day in the place of receipt.  Otherwise, any such notice, request or communication shall be deemed not to have been received on the next succeeding business day in the place of receipt.

Section 9.02.  Survival of Representations and Warranties.  The representations and warranties contained herein and in any certificate or other writing delivered pursuant hereto shall not survive the Closing Date.

Section 9.03.  Amendments and Waivers.  (a) Any provision of this Agreement may be amended or waived prior to the Acceptance Date, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that after the Acceptance Date, (A) no amendment shall be made that decreases the Offer Price and (B) any such amendment shall require the approval of a majority of the Independent Directors.

(b)   No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.  The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 9.04.  Expenses.  (a) General.  Except as otherwise provided herein, all costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

(b)        Termination Fee.

(i)    If this Agreement is terminated by Parent pursuant to any of Sections 8.01(c)(i) through Section 8.01(c)(vi) or by the Company pursuant to Section 8.01(d)(i), then the Company shall pay to Parent US$1,386,055 (the “Termination Fee”) within one (1) Business Day after such termination by wire transfer of immediately available funds in US Dollars to any account designated in writing by Purchaser.

(ii)   If (A) this Agreement is terminated by Parent or the Company pursuant to Section 8.01(b)(i), by Parent pursuant to Section 8.01(c)(vii) or Section 8.01(c)(viii) (but only if the failure to satisfy the condition specified therein results from an intentional breach by the Company of any of its representations, warranties, covenants or agreements contained herein) or by the Company pursuant to Section 8.01(d)(iii), (B) after the date of this Agreement and prior to such termination, an Acquisition Proposal shall have been publicly announced or otherwise been communicated to the Company Board or its shareholders generally and (C) within 12 months following the date of such termination, the Company shall have entered into a definitive agreement with respect to or recommended to its shareholders an Acquisition Proposal or an Acquisition Proposal shall have been consummated (provided that for purposes of this clause (C), each reference to “10%” in the definition of Acquisition Proposal shall be deemed to be a reference to “50%”), then the Company shall pay to Parent in immediately available funds in US Dollars, concurrently with the occurrence of the applicable event described in clause (C), the Termination Fee.

(iii)  Parent and Purchaser agree that, upon any termination of this Agreement under circumstances where the Termination Fee is payable by the Company pursuant to this Section 9.04(b) and such Termination Fee is paid in full, Parent and Purchaser shall be precluded from any other remedy against the Company in connection with this Agreement or the transactions contemplated hereby.  Under no circumstances shall the Company be required to pay the Termination Fee on more than one occasion.

(c)        Reverse Termination Fee

(i)    If this Agreement is terminated by the Company pursuant to Section 8.01(d)(ii), then Parent shall pay to the Company US$1,386,055 (the “Reverse Termination Fee”) within one (1) Business Day after such termination by wire transfer of immediately available funds in US Dollars to any account designated in writing by the Company.

(ii)   The Company agrees that, upon any termination of this Agreement under circumstances where the Reverse Termination Fee is payable by Parent pursuant to this Section 9.04(c) and such Reverse Termination Fee is paid in full, the Company shall be precluded from any other remedy against either Parent or Purchaser in connection with this Agreement or the transactions contemplated hereby.  Under no circumstances shall Parent be required to pay the Reverse Termination Fee on more than one occasion.

(d)           Other Costs and Expenses.  The Company, on the one side, and Parent and Purchaser, on the other side, acknowledge that the agreements contained in this Section 9.04 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, neither side would not enter into this Agreement.  Accordingly, if either side fails promptly to pay any amount due to the other side pursuant to this Section 9.04, the first side shall also pay any costs and expenses incurred by the second side in connection with a legal action to enforce this Agreement that results in a judgment against the first side for such amount, together with interest on the amount of any unpaid fee, cost or expense at the publicly announced prime rate of Citibank, N.A. from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

Section 9.05.  Disclosure Schedule.  The parties hereto agree that any reference in a particular section of the Company Disclosure Schedule shall only be deemed to be an exception to (or, as applicable, a disclosure for purposes of)

the representations and warranties (or covenants, as applicable) of the relevant party that are contained in the corresponding section of this Agreement, any other section that is explicitly cross-referenced and any other sections to the extent that it is reasonably apparent from a reading of such disclosure item that it would also qualify or apply to such other sections.

Section 9.06.  Binding Effect; Benefit; Assignment.  (a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns except for (i) on the Acceptance Date, the rights of holders of the Shares to receive payment for the Shares validly tendered and accepted for payment in the Offer, (ii) following the Closing Date, Section 6.06 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons), and (iii) following the Closing Date, Section 6.05(b) (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).

(b)   No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto, except that Parent or Purchaser may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to one or more of the Subsidiaries of Parent at any time and, after the Acceptance Date, to the Offer to any Person; provided that such transfer or assignment shall not relieve Parent or Purchaser of its obligations under the Offer, enlarge, alter or change any obligation of any other party hereto or due to Parent or Purchaser or prejudice the rights of Company shareholders.

Section 9.07.  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law rules of such state.

Section 9.08.  Jurisdiction.  Any dispute arising out of or in connection with this Agreement shall be referred for resolution to a committee composed of the Chief Executive Officer of the Company and the Chief Executive Officer of Purchaser.  If the committee is not able to resolve the dispute within 30 days, the matter shall be settled by arbitration in Hong Kong under the Hong Kong International Arbitration Centre Administered Arbitration Rules in force when the Notice of Arbitration is submitted in accordance with these Rules.  The dispute shall be resolved by one arbitrator appointed by the parties.  If the parties cannot agree on one arbitrator, the dispute shall be resolved by three arbitrators, one appointed by the Company, one appointed by Purchaser and the third appointed by the first two arbitrators.  The arbitration proceedings shall be conducted in English.  Any award is final and may be enforced in any court of competent jurisdiction.  The award shall apportion the costs of arbitration.  The parties shall duly and punctually perform their obligations hereunder pending, issuance of the arbitral award.

Section 9.09.  Counterparts; Effectiveness.  This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto.  Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication).

Section 9.10.  Entire Agreement.  This Agreement and the Confidentiality Agreement constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 9.11.  Severability.  If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party.  Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 9.12.  No Specific Performance.  Notwithstanding anything else in this Agreement to the contrary, the parties hereto agree that the parties shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of any of the terms and provisions of this Agreement.

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IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date set forth on the cover page of this Agreement.

HURRAY! HOLDING CO., LTD.

By:	/s/ Qindai Wang
	Name:	Qindai Wang
	Title:	Chairman

SHANDA INTERACTIVE ENTERTAINMENT LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Chairman and Chief Executive Officer

SHANDA MUSIC GROUP LIMITED

By:	/s/ Tianqiao Chen
	Name:	Tianqiao Chen
	Title:	Director